# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QXO, Inc., CIK 0001236275
CUSIP: 82846H405
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: Five American Lane, Greenwich, Connecticut (CT), 06831
Date of event which requires filing of this statement: 08/14/2025
Amends the filing with accession number 0001140361-25-017533
Filed by CIK 0002059583
Persons authorized to receive notices and communications: Ian Brekke, Affinity Partners GP LP, 16690 Collins Avenue, Sunny Isles Beach, Florida (FL), 33160, 786-815-9041

## Reporting persons
- Affinity Partners Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 164,310; sole dispositive power 0; shared dispositive power 164,310; aggregate amount beneficially owned 164,310 (0.1% of the class)
  Comment: * Based on 673,556,656 shares of Common Stock outstanding, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the "Q2 10-Q"), filed with the Securities and Exchange Commission ("SEC") on August 14, 2025.
- Affinity Partners Parallel Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,247,069; sole dispositive power 0; shared dispositive power 16,247,069; aggregate amount beneficially owned 16,247,069 (2.4% of the class)
  Comment: * Based on 673,556,656 shares of Common Stock outstanding, as disclosed by the Issuer in the Q2 10-Q.
- Affinity Partners GP LP (CIK 0002059583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 32,671,542; sole dispositive power 0; shared dispositive power 32,671,542; aggregate amount beneficially owned 32,671,542 (4.9% of the class)
  Comment: * Based on 673,556,656 shares of Common Stock outstanding, as disclosed by the Issuer in the Q2 10-Q.
- Affinity QXO 1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,260,163; sole dispositive power 0; shared dispositive power 16,260,163; aggregate amount beneficially owned 16,260,163 (2.4% of the class)
  Comment: * Based on 673,556,656 shares of Common Stock outstanding, as disclosed by the Issuer in the Q2 10-Q.
- Affinity Partners Fund I Co-Invest GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,260,163; sole dispositive power 0; shared dispositive power 16,260,163; aggregate amount beneficially owned 16,260,163 (2.4% of the class)
  Comment: * Based on 673,556,656 shares of Common Stock outstanding, as disclosed by the Issuer in the Q2 10-Q.
- Jared Kushner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 26,634; shared voting power 32,671,542; sole dispositive power 26,634; shared dispositive power 32,671,542; aggregate amount beneficially owned 32,698,176 (4.9% of the class)
  Comment: * Includes 12,111 restricted stock units ("RSUs") that represent a contingent right to receive, upon settlement, one share of Common Stock that vest in full on the date of the Issuer's 2026 Annual Meeting of Stockholders, subject to the Mr. Kushner's continued service as a director of the Issuer. Mr. Kushner has agreed to transfer the shares of Common Stock underlying the RSUs that vest and settle to certain of the Affinity funds. Mr. Kushner disclaims beneficial ownership over the shares underlying the RSUs.
  
  ** Based on 673,556,656 shares of Common Stock outstanding, as disclosed by the Issuer in the Q2 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: QXO, Inc.
Address of issuer's principal executive offices: Five American Lane, Greenwich, Connecticut (CT), 06831
Comment: This Amendment No. 1 to the statement on Schedule 13D (this "Amendment"), jointly filed on behalf of Affinity Partners Fund I LP ("Affinity LP"), Affinity Partners Parallel Fund I LP ("Affinity Parallel LP"), Affinity QXO 1 LLC ("Affinity QXO"), Affinity Partners GP LP ("Affinity GP"), Affinity Partners Fund I Co-Invest GP LP ("Co-Invest GP") and Jared Kushner (collectively, the "Reporting Persons"), amends and supplements the Schedule 13D filed by the Reporting Persons on May 6, 2025 (the "Original Schedule 13D"). Capitalized terms used and not defined in this Amendment have the meanings ascribed in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment is being filed to report a decrease in the percentages of Common Stock beneficially owned by the Reporting Persons due to dilution caused by the issuance of additional shares of Common Stock by the Issuer, and not in connection with a disposition of Common Stock by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 4 and on the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5.

As of the date hereof, (i) Affinity LP may be deemed to be the beneficial owner of 164,310 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock, (ii) Affinity Parallel LP may be deemed to be the beneficial owner of 16,247,069 shares of Common Stock, representing approximately 2.4% of the outstanding shares of Common Stock, (iii) Affinity QXO may be deemed to be the beneficial owner of 16,260,163 shares of Common Stock, representing approximately 2.4% of the outstanding shares of Common Stock, (iv) Affinity GP may be deemed to be the beneficial owner of 32,671,542 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock, (v) Co-Invest GP may be deemed to be the beneficial owner of 16,260,163 shares of Common Stock, representing approximately 2.4% of the outstanding shares of Common Stock and (vi) Mr. Kushner may be deemed to be the beneficial owner of 32,698,176 shares of Common Stock (which includes 12,111 RSUs), representing approximately 4.9% of the outstanding shares of Common Stock, in each case of this, based on 673,556,656 shares of Common Stock outstanding, as disclosed by the Issuer in the Q2 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On June 26, 2025, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's Common Stock. As a result, this Amendment serves as an exit filing for each of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following document is filed as an exhibit hereto:

99.1 Joint Filing Agreement dated May 6, 2025, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 6, 2025).

## Signatures
- Affinity Partners Fund I LP: /s/ Ian Brekke, Ian Brekke / Authorized Signatory (08/14/2025)
- Affinity Partners Parallel Fund I LP: /s/ Ian Brekke, Ian Brekke / Authorized Signatory (08/14/2025)
- Affinity Partners GP LP: /s/ Ian Brekke, Ian Brekke / Authorized Signatory (08/14/2025)
- Affinity QXO 1 LLC: /s/ Ian Brekke, Ian Brekke / Authorized Signatory (08/14/2025)
- Affinity Partners Fund I Co-Invest GP LP: /s/ Ian Brekke, Ian Brekke / Authorized Signatory (08/14/2025)
- Jared Kushner: /s/ Jared Kushner, Jared Kushner (08/14/2025)